510 Burrard St, 3rd Floor
Date: February 21, 2013	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PRIMERO MINING CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special
Record Date for Notice of Meeting :	Meeting March 28, 2013
Record Date for Voting (if applicable) :	March 28, 2013
Beneficial Ownership Determination Date :	March 28, 2013
Meeting Date :	May 08, 2013

Brookfield Place,
Meeting Location (if available) :	181 Bay Street,
44th Floor
Toronto, ON
Issuer is sending proxy related materials directly to
NOBO:	Yes

Issuer paying for delivery to OBO:	Yes

Annual Financial Statements/MD&A delivered to:	All Registered and Beneficial
holders
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders
Beneficial Holders Stratification Criteria:	No

Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:

Number of shares greater than:	n/a
Holder Provinces-Territories:
n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	74164W106	CA74164W1068

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PRIMERO MINING CORP.